Company No. 1812511


                        THE COMPANIES ACTS: 1948 TO 1985




                   ------------------------------------------


                          COMPANY LIMITED BY GUARANTEE


                   ------------------------------------------


                            MEMORANDUM OF ASSOCIATION

           (altered by Special Resolution passed on 9 May 1984 and by

                Resolution in Writing passed on 18 December 1997)

                                       OF


                             REUTERS FOUNDERS SHARE

                                 COMPANY LIMITED

                      ------------------------------------


     1  The name of the Company is "Reuters Founders Share Company Limited".

     2  The registered office of the Company will be situate in England.

     3* The objects for which the Company is established are:-

            (1) To subscribe for, or otherwise acquire and hold the share referred to in the Articles of Association of Reuters Group Plc ("Reuters") as the Founders Share ("the Founders Share").

       -----------------------------------------------------------------
          * A new clause 3 (in place of the previous clause 3) was adopted by a Special Resolution passed on 9 May 1984.

            (2) To exercise all such rights and powers as are now or may at any time be vested in the Company including (without limitation to the generality of the foregoing) such rights as are now or may at any time be vested in or attached to the Founders Share so as to secure (as far as, by the exercise of such rights and such other rights and powers as may now or hereafter be vested in the Company, the Company is able to do so) that, in the opinion of the Company, the following principles ("the Reuter Trust Principles") are complied with:

                  (a) that Reuters shall at no time pass into the hands of any one interest, group or faction;

                  (b) that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

                  (c) that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom Reuters has or may have contracts;

                  (d) that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

                  (e) that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

            In this clause 3(2) "Reuters" means Reuters and every subsidiary of Reuters from time to time supplying news services.

            (3) To enter into the 1984 Deed of Mutual Covenant with Reuters and others, and thereafter to agree to and become a party to such alterations of, additions to, or substitutions for such Deed of Mutual Covenant as may be made in accordance with its terms or as the Company may thereafter think fit to approve, and to exercise and enforce such powers and rights and to perform and to discharge such obligations as shall be conferred or (as the case may be) imposed upon the Company by such Deed of Mutual Covenant, whether in its original form or with and subject to any such alterations and additions as aforesaid.

            (4) To do all such things as may be considered by the Company to be incidental or conducive to any of the above objects including (but without limitation to the generality of the foregoing):

                  (a) borrowing and raising money and securing or discharging any debts or obligations of or binding on the Company, in such manner as may be thought fit, and giving guarantees and indemnities;

                  (b) taking all steps (including instructing solicitors and counsel and instituting and carrying on all legal proceedings) to enforce and maintain the foregoing objects; and

                  (c) procuring the registration or incorporation of the Company in or under the laws of any territory outside England.

            Provided always that the Company shall not dispose of or permit or procure the disposal of the Founders Share or of any interest therein, or grant or permit or procure the grant of any rights in respect of the Founders Share or any such interest, and whether directly or indirectly, and whether by one or more operations or omissions.

        4   The liability of the Company is limited.

        5   Every member of the Company undertakes to contribute to the assets of the Company in the event of its being wound up while he is a member, or within one year afterwards, for payment of the debts and liabilities of the Company contracted before he ceases to be a member, and the costs charges and expenses of winding up, and for the adjustment of the rights of the contributories among themselves such amount as may be required not exceeding ten pounds.

  WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association.



--------------------------------------------------------------------------------

                NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

--------------------------------------------------------------------------------



VICTOR RUPERT DE AMBROSIS WOOLLCOMBE
10/11 Gray's Inn Square
London WC1R 5JL

Solicitor



ROBERT MUNGO JOHN HALDANE
Blackfriars House
19 New Bridge Street
London EC4V 6BY

Solicitor




--------------------------------------------------------------------------------

Dated the 5th day of April, 1984

WITNESS to the above Signatures:


ADRIAN EDWARD SCHEPS
10/11 Gray's Inn Square
London WC1R 5JL

Solicitor

  Company No. 1812511


                             THE COMPANIES ACT: 1985




                   ------------------------------------------


                          COMPANY LIMITED BY GUARANTEE


                   ------------------------------------------


                             ARTICLES OF ASSOCIATION

          (adopted by Resolution in Writing passed on 18 December 1997)


                                       OF


                             REUTERS FOUNDERS SHARE

                                 COMPANY LIMITED

                      ------------------------------------


                                 INTERPRETATION

     1  In these regulations (if not inconsistent with the subject or context):-



"the Act"                     means the Companies Act 1985 including any
                              statutory modification or re-enactment thereof for the time being in force.

"AAP Services"                means AAP Information Services Proprietary
                              Limited.

"the 1984 Deed of             means the deed of mutual covenant dated 9 May 1984
Mutual Covenant"              between Reuters Holdings Plc, the Company and
                              others as amended by a Supplemental Deed dated 31
                              January 1989, a Second Supplemental Deed dated 31
                              March 1989, a Third Supplemental Deed dated 26
                              October 1989, a Fourth Supplemental Deed dated 26
                              April 1994, a Fifth Supplemental Deed dated 18
                              July 1995 and as altered or added to from time to time.

"the Deed of                  means the deed of mutual covenant dated [ ]
Mutual Covenant"              referred to in Clause 3(3) of the Memorandum of
                              Association as altered or added to from time to time.

Distress Notice"              bears the same meaning as in the Deed of Mutual
                              Covenant.

"the Founders Share"          means the Founders Share of #1 of Reuters .


"Founders Share Rights"       means the rights and powers whatsoever vested in
                              or attached to the Founders Share or which may be exercised by the holder of the Founders Share including (without limitation to the generality of the foregoing) the rights and powers conferred upon the Company by the Deed of Mutual Covenant.

"the Reuters Directors"       means the Directors from time to time of Reuters.

"in writing"                  means written or produced by any reasonably
                              durable substitute for writing or partly one and partly the other.

"Members of NPA Nominees"     means a company which is for the time being the
                              holder of not less than one ordinary share in NPA
                              Nominees and which is entitled to one or more votes in respect of such ordinary share at general meetings of NPA Nominees.

"the Newspaper Associations"  means the Press Association, NPA, AAP Services and
                              NZPA.

"the Nomination Committee"    means the Committee constituted pursuant to these
                              regulations and comprising the persons set out in regulation 3(b).

"NPA"                         means The Newspaper Publishers Association
                              Limited.

"NPA Nominees"                means NPA Nominees Limited.

"NZPA"                        means New Zealand Press Association Limited.

"the Office"                  means the registered office of the Company from
                              time to time.

"the Press Association"       means The Press Association Limited.

"the Reuters Group"           means Reuters and its subsidiaries from time to
                              time.

"Reuters "                    means Reuters Group Plc.

"Reuter Trustees"             means the persons who are members and directors of
                              the Company from time to time.

"the Reuter Trust             bears the same meaning as in the Memorandum of
Principles"                   Association.

"Seal"                        means the Common Seal of the Company.

"Secretary"                   shall include any person appointed by the Reuter
                              Trustees (in the capacity of directors) to perform any of the duties of the Secretary, and where two or more persons are appointed to act as Joint
                              Secretaries shall include any one or more of these persons.

"the Three Newspaper          means the Press Association, AAP Services and
Associations"                 NZPA.

"the United Kingdom"          means Great Britain and Northern Ireland.

     Words denoting the singular shall include the plural and vice versa; words denoting the masculine gender shall include the feminine gender; and words denoting persons shall include bodies corporate.

     Unless the context otherwise requires, words or expressions used in these regulations shall bear the same meanings as in the Act.

     Except where the context otherwise requires, any reference to any statute or statutory provision shall be construed as including a reference to any statutory modification or re-enactment thereof from time to time in force.

                                 REUTER TRUSTEES

2    (a) The number of members shall be as the Reuter Trustees shall resolve from time to time, but shall not be less than fourteen.

     (b) The members and directors of the Company shall be known as Reuter Trustees.

     (c) No persons shall be admitted to membership of the Company other than the Reuter Trustees appointed in accordance with regulation 3.

3    (a) As at the adoption of these regulations, the Reuter Trustees are: Sir
Frank Rogers, The Rt. Hon. The Lord Browne-Wilkinson, Sir Michael Checkland, Dr CND Cole, Mr JEC Dicks, Mr P Gyllenhammar, Sir Gordon Linacre, Mr K Morgan, The Rt. Hon. the Viscount Rothermere, Mr EJL Turnbull, Mr RJ Winfrey, and Mr AO Sulzberger.

     (b) The Nomination Committee shall be made up of the following:-

         (i)   the five longest serving Reuter Trustees from time to time*;

        (ii) the Chairman for the time being of the Reuter Trustees, unless he is included by virtue of paragraph (i) above

        Reuter Trustees                    Date of first appointment    Nominated by
        ---------------                    -------------------------    ------------
        Mr K Morgan                                    09.05.84
        Dr CND Cole                                    09.05.84        Press Association
        The Rt. Hon The Viscount Rothermere            09.05.84        NPA Nominees
        Mr JEC Dicks                                   15.05.84        Press Association
        Sir Gordon Linacre                             18.02.86        NPA Nominees
        Mr RJ Winfrey                                  01.11.87        Press Association
        The Rt. Hon. The Lord Browne-Wilkinson         02.05.89
        Sir Frank Rogers                               01.11.89        NPA Nominees
        Mr EJL Turnbull                                09.06.93        AAP Services
        Sir Michael Checkland                          03.02.94
        Mr AO Sulzberger                               07.07.94
        Mr P Gyllenhammar                              21.10.97

         (iii) one person appointed by each of the Press Association, NPA Nominees, NZPA and AAP Services unless, in the case of any of them, a Reuter Trustee included by virtue of paragraphs (i) or (ii) was nominated by them as a Reuter Trustee pursuant to any regulations of the Company which preceded the adoption of these regulations, in which event its power of appointment will not apply for so long as its nominee is so included*;

         (iv) two persons appointed by the Chairman for the time being of Reuters; and

                 (v) two persons appointed by the chairman of the Nomination Committee after consultation with the European Commission on Human Rights, such persons to be acceptable to the European Commission on Human Rights.

     (c) The Chairman for the time being of the Reuter Trustees shall be the chairman of the Nomination Committee.

     (d) The Nomination Committee shall, having regard to the requirements set out in this regulation 3, be entitled from time to time to nominate such persons to be Reuter Trustees as may be necessary to fill any vacancies in the number of Reuter Trustees. Proceedings of the Nomination Committee shall be in accordance with regulations 38 to 42.

     (e) A person who is nominated as a Reuter Trustee or admitted to membership of the Company as such shall be an individual who the Nomination Committee believes:-

         (i) is of high standing in the world in which his reputation was made; and

        (ii)   understands and subscribes to the Reuter Trust Principles.

and who does not hold office as a director or employee of the Reuters Group.

     (f) The Reuter Trustees shall, at any time, include:-

          (i)   at least two persons who are resident in the United Kingdom; and

          (ii) at least two persons who are resident outside the United Kingdom, other than in a country where English is generally regarded as the national language.

     (g) Any resolution of the Nomination Committee to the effect that they have reasonable cause to believe any matter in pursuance of any provision of these regulations shall be conclusive and binding on all persons concerned.

     (h) If one of the Three Newspaper Associations shall give a Distress Notice in accordance with the Deed of Mutual Covenant, or if the Company shall give a Distress Notice in respect of one of the Three Newspaper Associations in accordance with the Deed of Mutual Covenant, then the member of the Nomination Committee appointed by that Newspaper Association shall cease to be a member of the Nomination Committee and the Newspaper Association will cease to be entitled to appoint a member of the Nomination Committee.

4 Every nomination of a person to be a Reuter Trustee by the Nomination Committee and in accordance with regulation 3 above shall be subject to the approval of the Reuter Trustees (acting by a majority). Such approval shall not be unreasonably withheld or delayed.

                  FORMS OF NOMINATION, UNDERTAKING AND APPROVAL

        5(a) Every nomination of a person to be a Reuter Trustee shall be effected by delivering at the Office a form of nomination signed by an authorised representative of the Nomination Committee, a form of undertaking signed and sealed by the person thereby nominated and a form of approval signed by the majority of the Reuter Trustees.

            (b) Every such form of nomination shall be in the following form or in such other form as the Reuter Trustees (acting in the capacity of directors) may from time to time approve:-

            "To: Reuters Founders Share Company Limited

            The Nomination Committee hereby nominates ..........................

            ....................................................................

            ....................................................................

            [full name and address of person nominated]

            to be a member and director of Reuters Founders Share Company Limited as a Reuter Trustee pursuant to the powers in that behalf conferred on us by its Articles of Association.

            Dated this ........................... day of ......................

            Signed by ........................................................."

            (c) Every such form of undertaking shall be in the following form:-

                 "To:   Reuters Founders Share Company Limited
                        Reuters Group Plc



                 I..............................................................

                 of ............................................................

            HEREBY UNDERTAKE that upon my becoming a Reuter Trustee (as defined in the Articles of Association of Reuters Founders Share Company Limited) and so long as I shall be a Reuter Trustee I shall exercise all the voting and other rights and powers vested in me as a Reuter Trustee to secure that:-

            (a) the Reuter Trust Principles (as defined in the Memorandum of Association of Reuters Founders Share Company Limited) are generally observed by Reuters Group Plc and every subsidiary for the time being of Reuters Group Plc and by Reuters Founders Share Company Limited;

            (b) every person duly nominated to be a Reuter Trustee in accordance with the Articles of Association of Reuters Founders Share Company Limited shall forthwith be admitted to membership of Reuters Founders Share Company Limited; and

            (c) the provisions of the Articles of Association of Reuters Founders Share Company Limited relating to the nomination and admission of persons to be Reuter Trustees shall not be amended without your prior written consent.

            IN WITNESS whereof I have hereunto set my hand this      day of    .

SIGNED as a DEED and DELIVERED               }
by the above-named .......................
in the presence of:-


     Witness ...........................................

     Address ...........................................

     ...................................................


     Occupation ........................................"


(d) The nomination shall be accompanied by a form of approval in the following form or in such other form as the Reuter Trustees (acting in the capacity of directors) may from time to time approve:-

"To: Reuters Founders Share Company Limited


I/We............................................................................

[name(s) of Reuter Trustees approving the nomination]


 ................................................................................

being all or a majority in number of the Reuter Trustees hereby approve the nomination of

 ........................................................

 ........................................................

[full name and address of person nominated]

to be a member and director of Reuters Founders Share Company Limited pursuant to the powers in that behalf conferred on me/us by its Articles of Association.

Dated this ................... day of ...................

Signed .................................................."

(e) If, and only if, a form of nomination which complies with paragraph (b) of this regulation, a form of undertaking which complies with paragraph (c) of this regulation and a form of approval which complies with paragraph (d) of this regulation, shall each have been delivered at the Office, the Secretary shall forthwith enter the name of the person so nominated in the register of members and the register of directors of the Company.

          RETIREMENT AND RESIGNATION OF REUTER TRUSTEES AS MEMBERS AND
                                    DIRECTORS

      6    (a) Each Reuter Trustee shall retire from membership of the Company and from office as director at the close of the Annual General Meeting commencing on or next after the fifth anniversary of his becoming or being renominated to be a member and director, unless he shall otherwise have ceased to be a Reuter Trustee.

            (b) A Reuter Trustee retiring at an Annual General Meeting pursuant to paragraph (a) of this regulation shall be eligible for renomination as a member and director of the Company. A Reuter Trustee who is re-nominated and approved shall be reappointed as a member and director for a further term of five years, but a Reuter Trustee who is not renominated and approved shall cease to be a member and director of the Company at the close of such Annual General Meeting.

            (c) Notwithstanding paragraphs (a) and (b) above, a Reuter Trustee shall retire from membership of the Company and from office as a director at the close of the Annual General Meeting commencing on, or the next after, the seventy-fifth anniversary of his birth, unless he shall otherwise have ceased to be a Reuter Trustee.

            (d) Until the close of the Annual General Meeting of the Company in 2000, a Reuter Trustee retiring at an Annual General Meeting pursuant to paragraph (c) of this regulation shall be eligible for re-nomination for a further term of one, two or three years as a member and director of the Company. A Reuter Trustee who is re-nominated and approved shall be re-appointed as a member and director for such further term of one, two or three years. A Reuter Trustee who is re-nominated for a term less than three years may be re-nominated and re-appointed for a further term, always provided that a Reuter Trustee must retire at the close of the AGM commencing on, or the next after, the seventy-eighth anniversary of his birth, and may not be subsequently re-nominated.

            (e) The provisions of this regulation 6 shall not, however, apply to The Rt. Hon. the Viscount Rothermere and to Dr CND Cole in each case for so long as he shall remain a Reuter Trustee.

      7      Without prejudice to any other regulation in that regard, a Reuter
        Trustee shall forthwith cease to be a member and director of the Company and the Secretary shall delete his name from the register of members and the register of directors of the Company if:-

                  (a) he resigns his membership or directorship by writing under his hand left at the Office, or if he in writing offers to resign as a member and director and the Reuter Trustees (in the capacity of directors) resolve to accept such offer;

                  (b) he becomes a director or employee of Reuters or of any subsidiary from time to time of Reuters ;

                  (c) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director;

                  (d) he becomes bankrupt or makes any arrangement or composition with his creditors generally;

                  (e) for any reason whatsoever he ceases to be a director of the Company;

                  (f) he shall for more than twelve consecutive months have been absent without permission of the remaining directors from meetings of the directors held during that period and the directors resolve that his office be vacated;

                  (g) he is, or may be, suffering from mental disorder and either:-

                        (i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

                        (ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention as for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs.

     8 The Company may, by Ordinary Resolution of which special notice shall have been given in accordance with Section 379 of the Act, remove any Reuter Trustee from office as a director and from membership of the Company before the expiration of his period of office notwithstanding anything in these regulations.

     9 On any resolution to remove a Reuter Trustee from office as a director each Reuter Trustee (other than the Reuter Trustee to whom the resolution relates) shall be entitled, if he votes against the resolution, to a total number of votes which is one more than the total number of votes which may be cast in favour of the resolution.

                                GENERAL MEETINGS

    10 The company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notice calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Reuter Trustees (in the capacity of directors) shall appoint.

    11 Every General Meeting other than an Annual General Meeting shall be held at such time and place as the Reuter Trustees (in the capacity of directors) shall appoint and the notice calling the meeting shall specify it as an Extraordinary General Meeting.

    12 Any one or more of the Reuter Trustees (in the capacity of directors) may, whenever they think fit, convene an Extraordinary General Meeting.

                           NOTICE OF GENERAL MEETINGS

    13 An Annual General Meeting and a General Meeting called for the passing of a Special Resolution shall be called by twenty-one days' notice in writing at the least, and any other General Meeting of the Company shall be called by fourteen days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and hour of meeting and, in the case of special business, the general nature of that business and shall be given, in accordance with regulation 52 to the Reuter Trustees Provided that a General Meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this regulation, be deemed to have been duly called if it is so agreed by all the Reuter Trustees (in the capacity of members).

               PROCEEDINGS OF REUTER TRUSTEES AT GENERAL MEETINGS

    14 All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all that is transacted at an Annual General Meeting, with the exception of the consideration of the accounts, balance sheets and the reports of the Reuter Trustees (in the capacity of directors) and the auditors, and the appointment of and the fixing of the remuneration of the auditors.

    15 No business shall be transacted at any General Meeting or at any adjourned General Meeting unless a quorum of Reuter Trustees is present at the time when the meeting proceeds to business;

        two Reuter Trustees present in person or by proxy shall be a quorum at any General Meeting or at any adjourned General Meeting.

    16 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and place as the Reuter Trustees (in the capacity of directors) may determine.

    17 The Chairman of the Reuter Trustees, if any, shall preside as chairman at every General Meeting of the Company, or, if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Reuter Trustees present (in the capacity of members) shall elect one of their number to be chairman of the meeting.

   18 The chairman of a General Meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by such a meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a General Meeting is adjourned for more thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

   19       (a) At any General Meeting a resolution put to the vote of the meeting shall be decided on a poll, on which every Reuter Trustee who is present in person or by proxy shall (subject to regulation 23) have one vote. In the case of an equality of votes the chairman of the meeting shall not have a casting vote.

            (b) Except as provided in paragraph (c) of this regulation, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be a resolution of the meeting.

            (c) A poll on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll on any other question shall be taken at such time as the chairman of the meeting directs, and any other business may be proceeded with pending the taking of the poll.

            (d) All business may be transacted at a General Meeting in accordance with, and subject to, these regulations, notwithstanding that the number of Reuter Trustees from time to time may be less than fourteen.

   20 On a poll at a General Meeting votes may be given either personally or by proxy.

   21       (a) A proxy shall be a Reuter Trustee; and the appointment of any person other than a Reuter Trustee to be a proxy shall be invalid.

            (b) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Reuter Trustees (in the capacity of directors) may approve and shall be signed by the appointer or his attorney, but the signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointer by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to paragraph
        (c) of this regulation, failing which the instrument may be treated as invalid.

            (c) An instrument appointing a proxy must be left at the Office at any time before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) at any time before the time appointed for the taking of the poll at which it is to be used and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

            (d) A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made: provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office before the commencement of the meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) before the time appointed for the taking of the poll at which the vote is cast.

            (e) A proxy shall have one vote for each Reuter Trustee for which he is proxy in addition to his own vote as a Reuter Trustee.

    22 A resolution in writing executed by or on behalf of all the Reuter Trustees (in the capacity of members) from time to time shall be as effectual as if it had been passed at a General Meeting of the Company duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Reuter Trustees.

                            VOTES AT GENERAL MEETINGS

    23 At a General Meeting every Reuter Trustee (in the capacity of a member) shall have one vote, save that, in the event of a resolution being proposed at any General Meeting of the Company to alter or remove Clause 3 of the Memorandum of Association, to amend the Articles of Association of the Company, or to wind up the Company voluntarily, each Reuter Trustee shall be entitled, if he votes against the resolution, to a total number of votes which is one more than the total number of votes which may be cast in favour of the resolution.

                                    DIRECTORS

    24 The directors of the Company shall be the Reuter Trustees for the time being. No person shall be capable of being appointed a director other than a Reuter Trustee.

    25 Any person who ceases to be a member of the Company shall, ipso facto, cease to be a director.

          POWERS, DUTIES AND FUNCTIONS OF REUTER TRUSTEES AS DIRECTORS

    26 (a) Subject to the provisions of the Act, the Memorandum and Articles of Association and to any directions given by special resolution, the business of the Company shall be managed by the Reuter Trustees (in the capacity of directors), who may exercise all the powers of the Company.

        (b) In the performance of their duties as directors, the Reuter Trustees shall:-

            (i) be entitled, at the invitation of the Reuters Directors, to attend meetings of the Reuters Directors and to confer with the Reuters Directors, and generally be available to act in a consultative capacity with the Reuters Directors;

            (ii) be entitled to receive from the Reuters Directors periodical reports of the activities of the Reuters Group, and be entitled to make such representations (if any) to the Reuters Directors on matters of general interest affecting the Reuters Group, as the Reuter Trustees may from time to time think fit; and

            (iii)generally act in accordance with the Reuter Trust Principles and endeavour to ensure in so far as they are able to do so by the proper exercise of the powers from time to time vested in them (including the exercise of the Founders Share Rights) that the Reuter Trust Principles are complied with.
                                       10
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    27  All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Reuter Trustees (in the capacity of directors) shall from time to time by resolution determine.

    28 The Reuter Trustees shall (in the capacity of directors) cause minutes to be made in books provided for the purpose:-

            (a) of the names of the Reuter Trustees present at each meeting of the Reuter Trustees (whether in the capacity of members or in the capacity of directors); and

            (b) of all resolutions and proceedings at all General Meetings of the Company and all meetings of the Reuter Trustees in the capacity of directors.

    29 The Reuter Trustees (in the capacity of directors) may delegate any of their powers other than those set out in regulations 30 and 31 below to any committee consisting of two or more Reuter Trustees (in the capacity of directors). Any such delegation may be made subject to any conditions the Reuter Trustees (in the capacity of directors) may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the regulations relating to the proceedings of directors so far as they are capable of applying.

           EXERCISE OF THE FOUNDERS SHARE RIGHTS AND DISTRESS NOTICES

    30      (a)  For the purposes of this regulation:-

                 (i) where a person would in accordance with Part VI of the Act (as in force at 29 February 1984, the date of incorporation of Reuters Holdings Plc, notwithstanding any later repeal, amendment or re-enactment thereof) and/or regulation F15 of the Articles of Association of Reuters be taken to be interested in shares in which another person is interested or would in accordance therewith be taken to be interested, such other person shall be deemed to be his associate;

                 (ii) in addition, two or more persons shall be deemed to be associates if there are, in the opinion of the Reuter Trustees (in the capacity of directors), reasonable grounds for believing that they have or are attempting to obtain Control pursuant (either wholly or in part) to some arrangement between them;

                 (iii) arrangement means any agreement, understanding or arrangement of any kind, whether formal or tacit, and whether or not legally binding other than the 1984 Deed of Mutual Covenant and the Deed of Mutual Covenant;

                 (iv) "Control" means the ability to control the exercise of 30 per cent or more of the votes which can be cast on a poll at a General Meeting of Reuters (disregarding the Founders Share Rights and disregarding any suspension of the voting rights of any shares pursuant to the Act or the Articles of Association of Reuters ).

            (b) If any Reuter Trustee becomes aware of any facts which might lead to the Reuter Trustees taking the view that a person and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, Control, he shall without delay inform the other Reuter Trustees of such facts and summon or require the Secretary to summon (and the Secretary shall forthwith summon) a meeting of the Reuter Trustees (in the capacity of directors).

            (c) If the Reuters Directors shall give written notice of such facts as aforesaid to the Company, then the Secretary shall without delay inform the Reuter Trustees of such facts and shall forthwith summon a meeting of the Reuter Trustees (in the capacity of directors).

            (d) If there are, in the opinion of a majority of the Reuter Trustees present at any meeting of the Reuter Trustees summoned as aforesaid (and whether information regarding such facts has been sent to all the Reuter Trustees or not), reasonable grounds for believing that any person and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, Control then:

                 (i) any one or more of the Reuter Trustees or the Secretary shall serve or cause to be served at the registered office of Reuters a notice in writing (hereinafter called a "Founders Share Control Notice"), signed by any one or more of the Reuter Trustees, to the effect that the Company is of that opinion; and

                 (ii) the Reuter Trustees present at such meeting shall decide on the manner in which the Founders Shares Rights shall be exercised in order to ensure that the Reuter Trustee Principles are complied with.

            (e) If at any time after the service of a Founders Share Control Notice, the Reuter Trustees (in the capacity of directors) shall pass by a majority (the Chairman to have a casting vote in the event of equality of votes), a resolution to the effect that in the opinion of the Reuter Trustees no person or no person and his associates has or have obtained or is or are attempting to obtain, directly or indirectly, Control then the Reuter Trustees shall as soon as practicable thereafter (provided that they are still of that opinion) serve or cause to be served at the registered office of Reuters a notice in writing, signed by any one or more of the Reuter Trustees, rescinding such Founders Share Control Notice, but the service of any such notice in writing pursuant to and in accordance with this paragraph (e) (in this regulation called a "Rescission Notice") shall be without prejudice to the entitlement of the Company subsequently to serve or cause to be served at the registered office of Reuters another Founders Share Control Notice pursuant to and in accordance with paragraph (d) above.

            (f) In deciding whether in the opinion of the Reuter Trustees there are reasonable grounds for believing that any person and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, Control, a Reuter Trustee shall be precluded from voting if the Reuter Trustees present at the meeting in question (other than such Reuter Trustee) are of the unanimous opinion that such Reuter Trustee:-

                 (i) is a person who with his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, Control; or

                 (ii) has a material financial interest in an arrangement in which any such person and his associates (if any) is or are interested.

         Such Reuter Trustee shall be counted in the quorum at the meeting notwithstanding that his vote is disregarded.

            (g) If any Reuter Trustee becomes aware of any facts which might lead to the Reuter Trustees taking the view that a Distress Notice should be given in respect of one of the Newspaper Associations and to the best of the knowledge and belief of that Reuter Trustee such Newspaper Association has not given a Distress Notice in accordance with the Deed of Mutual Covenant, then he shall without delay inform the other Reuter Trustees of such facts and summon or require the Secretary to summon and the Secretary shall forthwith summon a meeting of the Reuter Trustees (in the capacity of directors). If in the opinion of the majority of the Reuter Trustees present at such meeting (the Chairman to have a casting vote in the event of equality of votes), and whether information regarding such facts has been sent to all the other Reuter Trustees or not a Distress Notice should be given in respect of one of the Newspaper Associations then the Company shall give such a Distress Notice in accordance with the Deed of Mutual Covenant.

    31 If the Company receives notice or any Reuter Trustee receives information that any resolution the passing of which by the requisite majority of votes, would be, or would be deemed by the Articles of Association of Reuters to be, a variation or abrogation of the rights attached to the Founders Share (in this regulation referred to as a "relevant resolution") is to be proposed at a General Meeting of Reuters :-

            (i) a meeting of the Reuter Trustees (in the capacity of directors) shall , unless the Reuter Trustees unanimously determine otherwise, be summoned by the Secretary or by any Reuter Trustee;

            (ii) a resolution proposed at the meeting of the Reuter Trustees that the voting rights attached to the Founders Share be exercised to defeat a relevant resolution shall be passed if two or more Reuter Trustees (whether in a minority or not) shall have voted in favour of the resolution;

            (iii)if such resolution shall be passed then any one of the Reuter Trustees or the Secretary shall be, or shall be deemed to have been, authorised to act as the representative of the Company at the General Meeting of Reuters at which the relevant resolution is to be proposed in accordance with Section 375(1)(a) of the Act; and

            (iv) any person authorised or deemed to have been authorised to act as the representative of the Company shall be bound to exercise the voting rights attached to the Founders Share in accordance with the resolution passed by the Reuter Trustees.

                   PROCEEDINGS OF REUTER TRUSTEES AS DIRECTORS

    32 The Reuter Trustees acting as directors of the Company may meet together for the despatch of business, adjourn, and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall (subject to regulation 31) be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a casting vote, except as specified in regulation 30. A Reuter Trustee may at any time summon a meeting of the Reuter Trustees (in the capacity of directors), and the Secretary shall do so on the requisition of a Reuter Trustee at any time.

   33       (a) Any Reuter Trustee may at any time, by an instrument in writing under his hand and deposited at the Office or delivered at a meeting of the Reuter Trustees as directors, and in his capacity of director, appoint another Reuter Trustee to be his alternate and may in like manner at any time terminate such appointment. The appointment of any person other than a Reuter Trustee to be an alternate shall be invalid.

            (b) An alternate shall cease to be an alternate if his appointor ceases to be a Reuter Trustee, but if a Reuter Trustee retires and is reappointed at the General Meeting at which he retires, any appointment of an alternate made by him which was in force immediately prior to his retirement shall continue after his reappointment.

            (c) An alternate appointed by a Reuter Trustee shall be entitled to vote as a director of the Company at any meeting of the Reuter Trustees (as directors of the Company) at which the Reuter Trustee appointing him is not personally present, and generally at such meeting to perform all functions of his appointor as a Reuter Trustee in addition to his own functions as a Reuter Trustee. If he attends any such meeting as an alternate for more than one Reuter Trustee, his voting rights shall be cumulative in addition to his own vote. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Reuter Trustees acting as directors of the Company shall be effective in place of the signature of his appointor.

    34 The quorum necessary for the transaction of business at a meeting of the Reuter Trustees acting as directors of the Company shall be two.

    35 The continuing Reuter Trustee or Reuter Trustees may act (in the capacity of directors) notwithstanding any vacancy in their body, but if the number of Reuter Trustees (in the capacity of directors) is less than the number fixed as the quorum, the continuing Reuter Trustee or Reuter Trustees may act only for the purpose of filling vacancies or of calling a general meeting.

    36 The Reuter Trustees may (in the capacity of directors) elect a chairman of their meetings who is the Chairman of the Reuter Trustees and determine the period for which he is to hold office; but, if no such chairman is elected or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the Reuter Trustees present may choose one of their number to be chairman of the meeting.

    37 A resolution in writing, signed by all the Reuter Trustees from time to time (in the capacity of directors), shall be as effectual as if it had been passed at a meeting of the Reuter Trustees or (as the case may be) a committee of Reuter Trustees (in the capacity of directors) duly convened and held, and may consist of several instruments in the like form each executed by or on behalf of one or more of such Reuter Trustees.

              MEETINGS AND PROCEEDINGS OF THE NOMINATION COMMITTEE

    38 The members of the Nomination Committee may meet together, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the event of an equality of votes, the chairman of the meeting shall have a casting vote. Meetings shall be summoned by the chairman of the Nomination Committee who shall also direct when business is to be transacted by written resolution in accordance with regulation 41 below.

    39 The quorum necessary for the transaction of business at a meeting of the Nomination Committee shall be five.

    40 The chairman of the Nomination Committee shall be the Chairman for the time being of the Reuter Trustees; however, if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the members of the Nomination Committee present may choose one of their number to be chairman of the meeting.

    41 A resolution in writing, executed by or on behalf of all the members of the Nomination Committee from time to time, shall be as effectual as if it had been passed at a meeting of the Nomination Committee duly convened and held, and may consist of several instruments in the like form each executed by or on behalf of one or more members of the Nomination Committee.

    42 The members of the Nomination Committee shall be entitled to be paid all travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Nomination Committee and in carrying on the functions of the Nomination Committee. The members of the Nomination Committee shall not be entitled to any remuneration.

                     VALIDITY OF ACTS BY THE REUTER TRUSTEES

    43 All acts done by any meeting of the Reuter Trustees or (as the case may be) a committee of Reuter Trustees (whether in the capacity of directors or in the capacity of members), or by any person acting as a Reuter Trustee in whatever capacity, shall, notwithstanding that it be afterwards discovered that there was some defect in the nomination, approval, or appointment of any such Reuter Trustee or person acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly nominated, approved (if applicable) and appointed and was qualified to be, and was, a Reuter Trustee.

                                    SECRETARY

    44 Subject to the provisions of the Act, the Secretary shall be appointed by the Reuter Trustees (acting in the capacity of directors) for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them (acting in such capacity).

    45 A provision of the Act or these regulations requiring or authorising a thing to be done by or to a Reuter Trustee and the Secretary, shall not be satisfied by its being done by or to the same person acting both as a Reuter Trustee and as, or in place of, the Secretary.

                                    THE SEAL

    46 The Reuter Trustees (acting in the capacity of directors) shall provide for the safe custody of the Seal, which shall only be used by the authority of the Reuter Trustees (acting in such capacity), and every instrument to which the Seal shall be affixed shall be signed by a Reuter Trustee (acting in the capacity of a director) and shall be countersigned by the Secretary or by a second Reuter Trustee (acting in such capacity) or by some other person authorised by the Reuter Trustees (acting in the capacity of directors) for the purpose.

                                    ACCOUNTS

    47 The Reuter Trustees shall (in the capacity of directors) cause accounting records to be kept in accordance with the Acts.

    48 The accounting records shall be kept at the Office or, subject to the Act, at such other place or places as the Reuter Trustees (in the capacity of directors) think fit.

    49 The Reuter Trustees shall from time to time in accordance with the Act cause to be prepared and laid before the Company in General Meeting such income and expenditure accounts, balance sheets and reports as are required by the Act in relation to the Company.

    50 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in General Meeting, together with a copy of the Auditors' report and Report of the Reuter Trustees (in the capacity of directors) shall not less than twenty-one days before the date of the meeting be sent to every Reuter Trustee, provided that this regulation shall not require a copy of those documents to be sent to any person of whose address the Company is not aware.

                                      AUDIT

    51 Auditors shall be appointed and their duties regulated in accordance with the Act.

                                     NOTICES

    52 Any notice or document may be served on or delivered to any Reuter Trustee (whether in the capacity of a member or a director) by the Company either personally or by sending it by mail, postage paid, or by telegraph, telex or facsimile to that Reuter Trustee at his registered address or to the address supplied by him to the Company as his address for the service of notices or by delivering it to such address as aforesaid. Any such notice or document posted in the United Kingdom to an address outside the United Kingdom, Channel Islands, Isle of Man and Republic of Ireland shall be sent by airmail. Any such notice or document shall be deemed to have been duly served or delivered in the case of post on the same day of the next week and in the case of telegraph, telex and facsimile on the next following day.

    53 Notice of every General Meeting shall be given in any manner hereinbefore authorised to:-

            (a)   every Reuter Trustee; and

            (b)   the Auditors from time to time of the Company.

         No other person shall be entitled to receive notices of General
Meetings.

    54 The accidental omission to give notice of a General Meeting or a directors' meeting to, or the non-receipt of notice of any such meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

                         EXPENSES OF THE REUTER TRUSTEES

    55 The Reuter Trustees shall be entitled to be paid all travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Reuter Trustees as directors and members of the Company and in carrying on the functions of the Company (including but without limitation) the exercise of the rights, powers and duties exercisable by the Company and by the Reuter Trustees. The Reuter Trustees shall not be entitled to any remuneration save that the Chairman of the Reuter Trustees shall, with effect from 1 January 1993, be entitled to be paid a fee at the rate of #20,000 per annum, accruing from day to day, during the period for which he holds such office and such fee shall, for the avoidance of doubt, be disregarded for the purposes of regulation 3.